CANTOR FITZGERALD & CO.

110 E 59TH STREET

NEW YORK, NY 10022

September 29, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ranjit Singh Pawar, Craig Arakawa, John Coleman, Michael Purcell, and Liz Packebusch

Re:	Alaska Silver Corp. (the “Company”)
Registration Statement on Form S-1
File No. 333-290204

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins the Company’s request that the effective date of the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), be accelerated so that the same will become effective at 4:00 PM on September 30, 2025, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer who is reasonably anticipated to participate in the offering of the Company’s securities contemplated by the Registration Statement, as many copies of the preliminary prospectus dated September 29, 2025 as appears to be reasonable to secure the adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied, and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

*****

Very truly yours,
CANTOR FITZGERALD & CO.

By:	/s/ Beau Bohm
Name:	Beau Bohm
Title:	Managing Director